

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3628

June 10, 2021

Via E-mail
Tobin Cobb
President and Chief Executive Officer
3650 REIT Commercial Mortgage Securities II LLC
2977 McFarlane Road, Suite 300
Miami, Florida 33133

>   **Re: 3650 REIT Commercial Mortgage Securities II LLC**
>   **Registration Statement on Form SF-3**
>   **Filed May 14, 2021**
>   **File No. 333-256141**

Dear Mr. Cobb:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

Form of Prospectus

Risk Factors—Other Risks Relating to the Notes—[Risks Associated with Floating Rate Notes], page 120

1. We note that your form of prospectus contemplates the possibility of underlying mortgages and related notes tied to LIBOR. Section 316(b) of the Trust Indenture Act of 1939 ("TIA") generally provides that the right of any holder of an indenture security to receive payment of principal and interest when due may not be impaired or affected without the consent of that holder. It appears that replacing LIBOR rates of the

underlying mortgages and floating rate notes with an alternative benchmark following the cessation of the publication of LIBOR likely could require noteholder consent pursuant to Section 316(b) of the TIA and other contractual terms, which we understand would be very difficult to obtain. Because the indenture for the notes will be qualified under the TIA, please revise your prospectus disclosure to set forth all remedies available to noteholders due to the practical effect of the potential application of Section 316(b) of the TIA to LIBOR-linked notes following LIBOR cessation.

Credit Risk Retention, page 203

2. Your credit risk retention disclosure contemplates that the sponsor may elect to satisfy its credit risk retention obligations through the purchase by one or two third-party purchasers (i.e., b-piece buyers) of an eligible horizontal residual interest. However, disclosure elsewhere in your form of prospectus indicates that the retained notes will be held by the sponsor, 3650 Real Estate Investment Trust 2 LLC, or an affiliate of the sponsor, such that the issuing entity will be treated as a Qualified REIT Subsidiary for U.S. federal income tax purposes. Please revise your disclosure to resolve this apparent discrepancy, or advise.

Indenture and Servicing Agreement—The Directing Holder—General, page 293

3. Your disclosure includes a bracketed placeholder indicating that the initial Directing Holder may be an affiliate of "[NAME OF B-PIECE BUYER]." However, disclosure elsewhere in your form of prospectus indicates that the initial Directing Holder will be the sponsor or an affiliate of the sponsor. Please revise your disclosure to resolve this apparent discrepancy, or advise.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-2

4. Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Exhibits

5. Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc: Mark Jefferis, Esq.
3650 REIT

Greg Prindle, Esq.
Cadwalader, Wickersham & Taft LLP